Asia Pacific Wire & Cable Corporation Limited Announces Full Year 2024 Financial Results and Filing of Annual Report on Form 20-F for 2024
TAIPEI, Taiwan, April 2, 2025 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that on March 31, 2025, it filed with the U.S. Securities and Exchange Commission its annual report on Form 20-F (the "2024 Annual Report") for the year ended December 31, 2024 and reported its financial results for the twelve months ended December 31, 2024. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2024 Financial Results (Ended December 31, 2024) and 2023 comparative results

	Full Year 2024	Full Year 2023	CHANGE
Revenues	$472.7 million	$425.8 million	11.0%
Operating Profit	$10 million	$1.5 million	546.5%
Net Income	$3.5 million	$3.9 million	(9.9)%
EPS (1)	$0.17	$0.19	(10.5)%

(1) The calculation of the earnings per share is based on 20,616,227 basic and diluted weighted average common shares issued and outstanding for the twelve months ended December 31, 2024 and December31, 2023.

Full Year 2024 Results
Revenues for the twelve months ended December 31, 2024 were $472.7 million, an increase of 11.0% from $425.8 million for the twelve months ended December 31, 2023, and reflect revenue growth in each of the Company’s three reporting segments. Net revenue in the Thailand segment increased by $5.9 million or 4% from $166.9 million in 2023 to $172.8 million in 2024. This growth was mainly driven by higher sales of power cables and fabrication services, with significant contributions from government projects and contracts with state-owned enterprises. The rise in copper prices also contributed to the revenue increase. Revenues in the Company's North Asia segment increased by $14.0 million, or 24%, from $58.6 million in 2023 to $72.6 million in 2024, driven by a rise in copper prices, an increase in the number of new customers, and the commencement of production of rectangular wire and wires for drone motors. Revenues in the Company's Rest of World (“ROW”) segment increased by $27.1 million, or 14%, from $200.2 million in 2023 to $227.3 million in 2024. $5.0 million, or 18%, of this increase resulted from strong demand in the construction sector in Australia, while $22.1 million, or 82%, was attributable to the completion of public sector projects in Singapore. The regions within the North Asia segment include China, Hong Kong and Taiwan; the Thailand segment's region consists of operations and sales within Thailand; and the ROW segment's regions include Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand and North Asia segments.
Operating profit of the Company for the twelve months ended December 31, 2024 was $10.0 million, an increase of $8.5 million, or 546.5% from operating profit of $1.5 million in 2023. In the Thailand segment, operating profit margin increased from a loss of (1.27)% in 2023 to 4.13% in 2024. This positive shift was largely due to enhanced profitability in the public utility sector. In the North Asia segment, operating profit margin decreased from 3.06% in 2023 to (0.61)% in 2024. This decline was increased research and development costs in 2024 related to advancing the Company's product lines in flat wire and rectangular enamel wires for the EV industry. The ROW segment’s operating profit margin decreased from 4.31% in 2023 to 2.29% in 2024, mainly due to Singapore’s reversal of a US$2.1 million onerous contract provision in 2023 after completing the delivery and influx of competitive products from China.
We encourage shareholders to review our 2024 Annual Report filed with the U.S. Securities and Exchange Commission, and to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.
About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of full range of power cables, telecommunications fiber optic cables, electronic and winding wires in Thailand, Singapore, Australia, the Greater China region and certain other markets in the Asia Pacific region. The Company also provides project engineering services in the supply, delivery and installation of high-voltage cables in power distribution infrastructure projects. The Company’s major customers include appliance component manufacturers, electrical wire and cable dealers and distributors.
As global trade dynamics continue to evolve, the Company is proactively working with existing customers and supply chain partners in evaluating opportunities to expand its global operations, with a primary focus on the Americas and South Asia. Such plans are in the preliminary stages and require further feasibility studies. The Company is strengthening its core business by advancing its capabilities beyond high-performance wires and cables. The Company is actively exploring adjacent opportunities in renewable energy (solar power), next-generation energy storage solutions (vanadium redox flow batteries), as well as electric power systems (EV charging, powertrain modules, and wire harnesses), aligning with the growing demand for sustainable infrastructure.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports filed with the U.S. Securities and Exchange Commission and available on the website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

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